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                           August 2, 2022

       Paul Edgecliffe-Johnson
       Chief Financial Officer
       InterContinental Hotels Group PLC
       Broadwater Park
       Denham, Buckinghamshire UB9 5HR

                                                        Re: InterContinental
Hotels Group PLC
                                                            Form 20-F for
fiscal year ended December 31, 2021
                                                            Filed March 3, 2022
                                                            File No. 001-10409

       Dear Mr. Edgecliffe-Johnson:

               We have reviewed your July 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 11, 2022 letter.

       Form 20-F for fiscal year ended December 31, 2021

       Group Cash Flow Summary, page 58

   1. We note your response to comments 1 and 3. Please reconfigure the reconciliation in
                                                        Appendix 2 to begin
with the most directly comparable measure calculated in accordance with IFRS, which you
indicate is Cash flow from operations, to avoid placing undue prominence on the
non-IFRS measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of
the Division's Non-GAAP Financial Measures Compliance
                                                        & Disclosure
Interpretations.
 Paul Edgecliffe-Johnson
FirstName  LastNamePaul   Edgecliffe-Johnson
InterContinental Hotels Group PLC
Comapany
August     NameInterContinental Hotels Group PLC
       2, 2022
August
Page 2 2, 2022 Page 2
FirstName LastName
       You may contact Mark Rakip at (202) 551-3573 or Kristi Marrone at (202) 551-3429 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction